Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Third Quarter ended September 30, 2022

AKRON, Ohio, November 17, 2022/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the third quarter ended September 30, 2022.

Cryptocurrency Business Progress

BIT Mining has four primary business segments covering self-mining, mining pool, data center operation and mining machine manufacturing. The Company is pursuing its development strategy to focus on cryptocurrency mining operations globally.

Our subsidiary, Bee Computing, has designed a new generation of highly efficient Bitcoin (“BTC”) and Dogecoin (“DOGE”) / Litecoin (“LTC”) mining machines utilizing the most advanced technology.

•	Together with our partners, we have successfully taped out a 12-nanometer chip and have completed mass production of more than 1,000 LTC mining wafers. We are currently in the trial production stage of DOGE/LTC mining machine products and will start mass production in the fourth quarter of 2022. We expect to mass produce approximately 3,300 DOGE/LTC mining machine products by the end of December 2022 or early January 2023.

•	Our research and development of a 7-nanometer chip for BTC mining machines also has achieved significant progress. The wafer is currently being taped out by a well-known semiconductor manufacturing company, and the results will be received in early December 2022. If the results are valid, we will be able to proceed with the final verification of ASIC and the mining system in December 2022.

•	Moreover, Bee Computing successfully produced 252 W1 ASIC Ethereum Classic (“ETC”) mining machines in August 2022, achieving power efficiency of 0.5 W/MH. These ETC mining machines have been deployed and are online at the cryptocurrency mining data center we host in Akron, Ohio (the “Ohio Mining Site”). As of today, a substation with power capacity of 82.5 megawatts has completed construction and is operational at the Ohio Mining Site.

The Ethereum Merge, namely, of the Ethereum Mainnet and the Beacon Chain Proof-of-Stake system (the “Merge”), occurred on September 15, 2022. We produced 4,206 Ethereum (“ETH”) from our ETH cryptocurrency mining operations, and recognized revenue of approximately US$6.4 million for the three months ended September 30, 2022. After the Merge, the Company changed its strategy to ETC cryptocurrency mining operations. As of today, the total hash rate capacity of our online ETC mining machines is approximately 2,806.92 GH/s. For the three months ended September 30, 2022, we produced 10,399 ETC from our ETC cryptocurrency mining operations, and recognized revenue of approximately US$0.3 million.

Due to recent declines in cryptocurrency markets, we suspended the operation of certain types of BTC mining machines. Despite the changes and uncertain environment, we are still determined to improve our quality and efficiency. As of today, the total hash rate capacity of our online BTC mining machines is approximately 64.61 PH/s. For the three months ended September 30, 2022, we produced 15 BTC from our BTC cryptocurrency mining operations, and recognized revenue of approximately US$0.4 million.

Due to declines in prices of cryptocurrencies in the third quarter of 2022, mining pool business revenue decreased from US$178.5 million for the three months ended June 30, 2022 to US$88.5 million for the three months ended September 30, 2022.

Sale of Shares of Loto Interactive Limited

On July 12, 2022, the Company entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive Limited (“Loto Interactive”), representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496 (the “Transaction”). After the Transaction, the Company’s share ownership in Loto Interactive will decrease to 8.79%.

“We are glad to announce our financial results for the third quarter ended September 30, 2022, as we continue to execute our strategy to create value across the cryptocurrency ecosystem,” said Mr. Xianfeng Yang, CEO of BIT Mining. “Over the past quarter, we focused on R&D and identifying synergies across our vertically integrated supply chain. Cryptocurrency price weakness and higher energy prices have had a significant impact on stock prices and revenues of companies in our sector, including BIT Mining. Despite turbulent market conditions, we remain committed to our long term growth strategy and confident in our ability to create value for our shareholders in the future. In the meantime, we continued to make progress in the construction of our data centers in Ohio. Given our early-mover advantage in Ethereum mining, we are also making inroads into Proof-of-Stake (POS) operations by providing a series of services including governance and monitoring, node management and account systems. Looking forward, we plan to continue to further enhance our value proposition and further strengthen our mining technology.”

Third Quarter 2022 Highlights for Continuing Operations

•	Revenues were US$97.0 million in the third quarter of 2022, representing a sharp decrease of US$296.1 million from US$393.1 million for the third quarter of 2021, and a significant decrease of US$98.5 million from US$195.5 million for the second quarter of 2022. Revenues during the third quarter of 2022 primarily comprised US$88.5 million in revenue contribution from the mining pool business.

•	Operating loss was US$33.6 million in the third quarter of 2022, representing a decrease of US$1.4 million from US$35.0 million for the third quarter of 2021, and an increase of US$10.3 million from US$23.3 million for the second quarter of 2022.

•	Non-GAAP operating loss[1] was US$14.3 million in the third quarter of 2022, as compared with non-GAAP operating loss of US$25.0 million for the third quarter of 2021, and non-GAAP operating loss of US$20.6 million for the second quarter of 2022.

•	Net loss attributable to BIT Mining was US$22.2 million in the third quarter of 2022, as compared with net loss attributable to BIT Mining of US$29.6 million for the third quarter of 2021, and net loss attributable to BIT Mining of US$21.0 million for the second quarter of 2022.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$2.9 million in the third quarter of 2022, as compared with non-GAAP net loss attributable to BIT Mining of US$19.6 million for the third quarter of 2021, and non-GAAP net loss attributable to BIT Mining of US$18.3 million for the second quarter of 2022.

•	Basic and diluted losses per American Depositary Share (“ADS”) attributable to BIT Mining Limited for the third quarter of 2022 were US$0.23.

•	Non-GAAP basic and diluted losses per ADS[1] attributable to BIT Mining Limited for the third quarter of 2022 were US$0.03.

1Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of property and equipment, impairment of intangible assets and changes in fair value or derivative instrument. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

Third Quarter 2022 Financial Results for Continuing Operations

Revenues

Revenues were US$97.0 million for the third quarter of 2022, representing a sharp decrease of US$296.1 million or 75.3% from US$393.1 million for the third quarter of 2021 and a significant decrease of US$98.5 million or 50.4% from US$195.5 million for the second quarter of 2022. The year-over-year and sequential decreases were mainly attributable to continuous declines in prices of cryptocurrencies since the second quarter of 2022. Revenues mainly comprised US$88.5 million from the mining pool business and US$7.1 million from the cryptocurrency mining business.

Operating Costs and Expenses

Operating costs and expenses were US$113.6 million for the third quarter of 2022, representing a sharp decrease of US$300.6 million or 72.6% from US$414.2 million for the third quarter of 2021, and a significant decrease of US$91.9 million or 44.7% from US$205.5 million for the second quarter of 2022. The year-over-year decrease was mainly due to a significant decrease of US$304.4 million in cost for the allocation to pool participants associated with the mining pool business. The sequential decrease was mainly due to a decrease of US$87.1 million in cost for the allocation to pool participants associated with the mining pool business.

Cost of revenue was US$108.1 million for the third quarter of 2022, representing a sharp decrease of US$296.7 million or 73.3% from US$404.8 million for the third quarter of 2021, and a significant decrease of US$90.6 million or 45.6% from US$198.7 million for the second quarter of 2022. The year-over-year decrease was mainly attributable to a significant decrease of US$304.4 million in cost for the allocation to pool participants associated with the mining pool business. The sequential decrease was mainly due to a decrease of US$87.1 million in cost for the allocation to pool participants associated with the mining pool business. Cost of revenue was comprised of the direct cost of revenue of US$96.8 million and depreciation and amortization of US$11.3 million. The direct cost of revenue mainly included direct costs relating to (i) the mining pool business of US$90.6 million, (ii) the cryptocurrency mining business of US$4.3 million and (iii) the data center business of US$1.9 million.

Sales and marketing expenses were US$0.2 million for the third quarter of 2022, unchanged from US$0.2 million in both the third quarter of 2021 and the second quarter of 2022.

General and administrative expenses were US$4.6 million for the third quarter of 2022, representing a decrease of US$3.5 million or 43.2% from US$8.1 million for the third quarter of 2021, and a decrease of US$0.9 million or 16.4% from US$5.5 million for the second quarter of 2022. The year-over-year decrease was mainly due to (i) a decrease of US$2.1 million in share-based compensation expenses associated with fewer share options granted to the Company’s directors and employees, and (ii) a decrease of US$1.7 million in consulting expenses. The sequential decrease was mainly due to (i) a decrease of US$1.2 million in share-based compensation expenses associated with fewer share options granted to the Company’s directors and employees, and (ii) an increase of US$0.3 million in rental and travelling expenses.

Service development expenses were US$0.8 million for the third quarter of 2022, representing a decrease of US$0.3 million or 27.3% from US$1.1 million for the third quarter of 2021 and US$1.1 million for the second quarter of 2022. The year-over-year and sequential decreases were mainly due to a decrease of US$0.3 million in compensation expenses for employees as a result of a decrease in headcount.

Net (Loss) Gain on Disposal of Cryptocurrencies

Net gain on disposal of cryptocurrencies was US$4.6 million for the third quarter of 2022, representing a decrease of US$6.6 million from US$11.2 million net gain on disposal of cryptocurrencies for the third quarter of 2021, and compared with a US$6.9 million net loss on disposal of cryptocurrencies for the second quarter of 2022, by using first-in-first-out (“FIFO”) to calculate the cost of disposition during the third quarter of 2022.

Impairment of Cryptocurrencies

Impairment of cryptocurrencies was US$2.5 million for the third quarter of 2022, representing a decrease of US$11.1 million from US$13.6 million for the third quarter of 2021 and a decrease of US$2.4 million from US$4.9 million for the second quarter of 2022, mainly due to provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices and lower amounts of cryptocurrencies held as of September 30, 2022.

Impairment of Property and Equipment

Impairment of property and equipment was US$11.7 million for the third quarter of 2022, representing an significant increase of US$10.9 million from US$0.8 million for the second quarter of 2022, which was mainly due to a provision for impairment of mining machines in Kazakhstan and the U.S. Impairment of property and equipment for the third quarter of 2021 was US$9.8 million, mainly due to the closure and demolition of big data centers in Sichuan, China.

Impairment of Intangible Assets

Impairment of intangible assets was US$7.5 million for the third quarter of 2022, mainly due to the impairment of the strategy contract that the Company acquired through its acquisition of Asgard Data Centers in October 2021.

Operating Loss

Operating loss was US$33.6 million for the third quarter of 2022, compared with operating loss of US$35.0 million for the third quarter of 2021, and operating loss of US$23.3 million for the second quarter of 2022.

Non-GAAP operating loss was US$14.3 million for the third quarter of 2022, compared with non-GAAP operating loss of US$25.0 million for the third quarter of 2021, and non-GAAP operating loss of US$20.6 million for the second quarter of 2022. The year-over-year decrease in non-GAAP operating loss was mainly due to (i) a decrease of US$11.1 million of impairment of cryptocurrencies, (ii) a decrease of US$6.6 million in net gain on disposal of cryptocurrencies, (iii) a decrease of US$4.6 million in loss on disposal of mining machines, and (iv) a decrease of US$0.6 million in gross losses of the cryptocurrency business. The sequential decrease in non-GAAP operating loss were mainly due to (i) a decrease of US$11.5 million in net loss on disposal of cryptocurrencies, (ii) a decrease of US$2.4 million of impairment of cryptocurrencies, and (iii) an increase of US$7.9 million in gross losses of the cryptocurrency business, which was mainly attributable to declines in cryptocurrency market.

Net Loss Attributable to BIT Mining

Net loss attributable to BIT Mining was US$22.2 million for the third quarter of 2022, compared with net loss attributable to BIT Mining of US$29.6 million for the third quarter of 2021, and net loss attributable to BIT Mining of US$21.0 million for the second quarter of 2022. The year-over-year decreases in net loss attributable to BIT Mining was mainly due to a decrease of US$4.6 million in loss on disposal of mining machines and an increase of US$3.3 million in gain from disposal of a subsidiary, which was mainly attributable to the sale of shares of Loto Interactive Limited in July 2022. The sequential increases in net loss attributable to BIT Mining were mainly due to an increase in gross losses of the cryptocurrency business, which was mainly attributable to declines in cryptocurrency market.

Non-GAAP net loss attributable to BIT Mining was US$2.9 million for the third quarter of 2022, compared with non-GAAP net loss attributable to BIT Mining of US$19.6 million for the third quarter of 2021, and non-GAAP net loss attributable to BIT Mining of US$18.3 million for the second quarter of 2022. The year-over-year and sequential decreases in non-GAAP net loss attributable to BIT Mining were mainly due to the reasons as mentioned above.

Third Quarter 2022 Financial Results for Discontinued Operations

Net Loss from Discontinued Operations, Net of Taxes

Net loss from discontinued operations, net of taxes was nil for the third quarter of 2022, compared with net loss from discontinued operations, net of taxes of US$6.7 million for the third quarter of 2021. The year over year decrease of US$6.7 million was due to the disposal of the Company’s Chinese lottery-related business and termination of its lottery business-related VIE contracts in July 2021.

Cash and Cash Equivalents and Restricted Cash

As of September 30, 2022, the Company had cash and cash equivalents of US$12.5 million, restricted cash2 of US$0.1 million and time deposits3 of US$7.3 million, compared with cash and cash equivalents of US$22.6 million and restricted cash of US$0.1 million as of June 30, 2022.

Cryptocurrency Assets

As of September 30, 2022, the Company had cryptocurrency assets of US$17.4 million in aggregate, which are the equivalent of 219 BTC, 6,843 ETH, 48.5 million DOGE and various other cryptocurrency assets, including those generated from its mining pool and cryptocurrency mining businesses.

2Restricted cash represents deposits in merchant banks yet to be withdrawn.

3Time deposit represents deposits in commercial banks with original maturities of greater than three months but less than one year.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

As a supplement to net income, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude share-based compensation expenses, impairment of acquired intangible assets, impairment of property and equipment, and changes in fair value of derivative instrument. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)

	December 31, 2021	September 30, 2022
	US$	US$
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	17,670	12,548
Restricted cash	134	115
Time deposits	-	7,340
Accounts receivable	737	3,075
Prepayments and other current assets	21,525	24,739
Cryptocurrency assets	55,077	17,384
Total current assets	95,143	65,201

Non-current assets:
Property and equipment, net	70,199	37,077
Intangible assets, net	71,931	53,651
Deposits	99	2,590
Long-term investments	10,050	10,298
Right-of-use assets	6,166	4,248
Amounts due from related party - non-current	11,504	-
Other non-current assets	4,455	545
Goodwill	26,569	26,569
Total non-current assets	200,973	134,978

TOTAL ASSETS	296,116	200,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,438	24,864
Amounts due to related parties	8,021	-
Accrued payroll and welfare payable	489	51
Accrued expenses and other current liabilities	18,738	6,745
Income tax payable	498	67
Operating lease liabilities - current	2,213	1,430
Total current liabilities	84,397	33,157

Non-current liabilities:
Operating lease liabilities - non-current	4,569	3,086
Total non-current liabilities	4,569	3,086

TOTAL LIABILITIES	88,966	36,243

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2021 and September 30, 2022; 710,078,070 and 1,063,813,210 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively	36	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2021 and September 30, 2022; 65,000 shares issued and outstanding as of December 31, 2021 and September 30, 2022	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2021 and September 30, 2022; 99 shares issued and outstanding as of December 31, 2021 and September 30, 2022	-	-
Additional paid-in capital	590,567	620,807
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(384,867)	(431,125)
Accumulated other comprehensive loss	(2,355)	(4,196)
Total BIT Mining Limited shareholders’ equity	181,777	163,936
Noncontrolling interests	25,373	-
Total shareholders' equity	207,150	163,936

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	296,116	200,179

BIT Mining Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of U.S. dollars (“US$”),
 except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022
	US$	US$	US$
	Unaudited	Unaudited	Unaudited
Revenues	393,093	195,519	96,987

Operating costs and expenses:
Cost of revenue	(404,826)	(198,721)	(108,072)
Sales and marketing expenses	(226)	(180)	(174)
General and administrative expenses	(8,120)	(5,515)	(4,575)
Service development expenses	(1,057)	(1,077)	(799)
Total operating costs and expenses	(414,229)	(205,493)	(113,620)
Other operating income	4	21	232
Government grant	-	9	18
Other operating expenses	(4,592)	(612)	-
Net gain (loss) on disposal of cryptocurrencies	11,239	(6,916)	4,574
Impairment of cryptocurrencies	(13,552)	(4,947)	(2,494)
Changes in fair value of derivative instrument	2,860	-	-
Impairment of property and equipment	(9,820)	(836)	(11,747)
Impairment of intangible assets	-	-	(7,539)
Operating loss from continuing operations	(34,997)	(23,255)	(33,589)
Other income, net	84	22	7,946
Interest income	19	34	19
Interest expense	(66)	(44)	-
Gain (Loss) from equity method investments	24	(1)	5
Gain from disposal of subsidiaries	17	-	3,340
Loss before income tax	(34,919)	(23,244)	(22,279)
Income tax benefit	-	-	-
Net loss from continuing operations	(34,919)	(23,244)	(22,279)
Loss from discontinued operations, net of applicable income taxes	(47)	-	-
Loss on disposal of discontinued operations, net of applicable income taxes	(6,697)	-	-
Net loss from discontinued operations, net of applicable income taxes	(6,744)	-	-
Net loss	(41,663)	(23,244)	(22,279)
Less: Net loss attributable to noncontrolling interest from continuing operations	(5,302)	(2,259)	(57)
Less: Net loss attributable to noncontrolling interest from discontinued operations	-	-	-
Less: Net loss attributable to noncontrolling interests	(5,302)	(2,259)	(57)
Net loss attributable to BIT Mining Limited	(36,361)	(20,985)	(22,222)
Other comprehensive gain (loss)
Foreign currency translation gain (loss)	537	(1,163)	(1,069)
Other comprehensive gain (loss), net of tax	537	(1,163)	(1,069)
Comprehensive loss	(41,126)	(24,407)	(23,348)
Less: Comprehensive loss attributable to noncontrolling interests	(5,268)	(2,407)	(86)
Comprehensive loss attributable to BIT Mining Limited	(35,858)	(22,000)	(23,262)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	692,417,296	725,833,560	978,599,199
Diluted	692,417,296	725,833,560	978,599,199

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.043)	(0.029)	(0.023)
Net loss from discontinued operations	(0.010)	-	-
Net loss	(0.053)	(0.029)	(0.023)

Losses per ADS* attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.430)	(0.290)	(0.230)
Net loss from discontinued operations	(0.100)	-	-
Net loss	(0.530)	(0.290)	(0.230)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022
	US$	US$	US$
	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(34,997)	(23,255)	(33,589)
Adjustment for share-based compensation expenses	3,040	1,807	-
Adjustment for impairment of intangible assets	-	-	7,539
Adjustment for impairment of property and equipment	9,820	836	11,747
Adjustment for changes in fair value of derivative instrument	(2,860)	-	-
Adjusted operating loss from continuing operations (non-GAAP)	(24,997)	(20,612)	(14,303)

Net loss attributable to BIT Mining Limited	(36,361)	(20,985)	(22,222)
Net loss attributable to BIT Mining Limited from discontinued operations	(6,744)	-	-
Net loss from continuing operations attributable to BIT Mining Limited	(29,617)	(20,985)	(22,222)
Adjust for continuing operations:
Adjustment for share-based compensation expenses	3,040	1,807	-
Adjustment for impairment of intangible assets	-	-	7,539
Adjustment for impairment of property and equipment	9,820	836	11,747
Adjustment for changes in fair value of derivative instrument	(2,860)	-	-
Adjusted net loss from continuing operations attributable to BIT Mining Limited (non-GAAP)	(19,617)	(18,342)	(2,936)
Adjusted net loss from discontinued operations attributable to BIT Mining Limited (non-GAAP)	(6,744)	-	-
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(26,361)	(18,342)	(2,936)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	692,417,296	725,833,560	978,599,199
Diluted	692,417,296	725,833,560	978,599,199

Losses per share attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net loss from continuing operations (non-GAAP)	(0.030)	(0.025)	(0.003)
Net loss from discontinued operations (non-GAAP)	(0.010)	-	-
Net loss (non-GAAP)	(0.040)	(0.025)	(0.003)

Losses per ADS* attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net loss from continuing operations (non-GAAP)	(0.300)	(0.250)	(0.030)
Net loss from discontinued operations (non-GAAP)	(0.100)	-	-
Net loss (non-GAAP)	(0.400)	(0.250)	(0.030)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.